SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 30 June 2006
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Transcript of presentation by Tarek Robbiati, Deputy Chief Financial Officer Telstra, at the ASX Investor Hour Conference

Appendix 3X –Initial Director’s Interest Notices

Cash Capital Expenditure Guidance

Telstra presentation to the UBS Media & Telecommunications Conference

Telstra presentation to the Citigroup Next Generation Wireless Communications in Australia Conference

Transcript of Telstra’s Chief Executive Officers address to the National Press Club in Canberra

17 May 2006	Office of the Company Secretary

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ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by Tarek Robbiati, Deputy Chief Financial Officer Telstra, at the ASX Investor Hour Conference
In accordance with the listing rules, I attach a transcript of a presentation by Tarek Robbiati, Deputy Chief Financial Officer Telstra, at the ASX Investor Hour Conference, for release to the market.
Yours sincerely

Fiona Mead
Acting Company Secretary
On behalf of Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

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TRANSCRIPT
TELSTRA CORPORATION LIMITED
ASX INVESTOR HOUR
SYDNEY – 16 MAY 2006
TAREK ROBBIATI
DEPUTY CHIEF FINANCIAL OFFICER

ASX 16/05/06

FACILITATOR: Well, it’s still just good morning. Nice to see everybody down here again for investor hour. As you’re all aware, investor hour is brought to you by the Australian Stock Exchange, the Australian Shareholders Association and the SDIA. We get together and pull our collaborative knowledge to bring together I guess speakers that we think you’ll find interesting. You’ve probably noticed we usually take a macroeconomic and then a microeconomic view, sometimes the stocks to watch, sometimes a broad economic focus. But today’s speaker is a little bit different. Before I get into the introductions of today’s speaker I’d like to just go through the housekeeping very quickly, obligatory requirements.
Exits of course you know you came in through one just there. There’s others right at the very back. You’ll also see them off to the side. But when you’re leaving the premises we choose not to use these ones on the side. In the event of some sort of evacuation there’s a couple of different tones that they use. There’s a beep-beep one, and that’s just to let us know that something is amiss and if we do need to leave there will be a whoop-whoop; easy, it’s fairly straightforward.
Next month’s topic is Ross Greenwood. We’ve got fliers out there on the front to keep you up to date. I always suggest visiting the ASX or the ASA web site to see what’s going to be on. If I could just ask – it’s probably an opportune moment to ask you to turn off your mobiles if you’re with Telstra. Just even if you’re not, in case it disturbs the speaker as we go along. Can I just have a quick show of hands, I’m interested to know who is at investor hour for the first time. So there’s some regulars here. For those of you who found out about investor hour, can I just see a show of hands those of you who found the information via the ASX web site. Lovely, thank you very much.
Now, today’s speaker, Tarek Robbiati, was appointed to the position of Deputy Chief Financial Officer at Telstra in 2005. His responsibilities include the role of group financial controller to the operations and program office and the finance structure supporting these areas. He also provides corporate finance advice to the CFO and CEO and supports investor relation matters including T3. I think today’s talk will be quite insightful. Having had a quick look at the slides, there were certainly some things of interest there to me. I won’t say any more about the speaker. I might let him give the background because he’s probably more abreast of it than I am. So if you put your hands together and welcome Tarek to the state.
MR ROBBIATI: Thank you and welcome, everybody. I’m Tarek Robbiati and I’m here standing on behalf of John Stanhope, my boss, chief financial officer of Telstra. He sends his apologies, but he had to attend a pressing family matter today, and that’s the reason why you don’t see him here and I’m substituting him. What we’re going to do today is to share some key elements of Telstra’s new strategy that was outlined first on 15 November 2005. But before I do that, I’d just like to give you a couple of points about myself. I am European, I’m Italian. I’ve worked in the telecom industry for 15 years, either

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as a consultant consulting for the vast majority of telcos in Europe, or as an equity analyst, the one who publish research reports. I worked for Lehman Bros as an equity analyst for four years and then my last two years in my career I spent at Orange in the UK working for Orange and the France Telecom Group. Now I’m here in Australia and I’m very much enjoying it.
So now back onto the real stuff. Let’s talk about the strategy, but I’m afraid before we talk about the strategy elements I have to refer you to the disclaimer. So please take a few seconds to read this because there are certain things that we mention here that have to be put in the proper legal framework. Thank you. Now, let’s talk about our strategy. Telstra is a business that has strong advantages. It is the largest telecom operator in Australia that offers the full suite of services to capitalise on the trend of truly converged services which I will describe in a moment.
First, we have an existing customer relationship with 10 million fixed-line customers and nearly nine million mobile customers throughout the country. We intend to leverage these relationships to drive penetration of newer products such as broadband and the application and content we can bring to customers to make businesses more productive and enrich consumers’ lives. In addition, we have an excellent advertising and search capability via Sensis. Remember every month more than 12 million Australians use a Sensis service. In the vitally important emerging broadband market Telstra is the leading player and we are extending our lead. Over the last two years our retail broadband market share has increased from 37 per cent to 43 per cent and it’s growing again.
We have the strongest brand name in the telecoms market in Australia, a name that just every member of the community is familiar with. Along with our leading domestic presence, we also have international presence through the recently merged CSL and New World Mobility Group in Hong Kong, TelstraClear in New Zealand, and Reach. Telstra has the scale and the scope in telecoms in Australia with a full suite of products allowing us to drive economies of scale. This is a very important point because this full suite of products and ability to integrate them allows us to achieve cost reductions as we rationalise platforms and streamline the business.
With this, we’re well-positioned to defend against emerging threats. If we look at overseas experience, particularly the US, we are currently seeing telcos reconsolidating to gain the advantages of an integrated model, that same integrated model that we already have here at Telstra. In Europe it’s not different. We are seeing pure wireless players who are at a disadvantage in certain markets push for integrated solutions on their own. Finally, our financial position as a company is sound. We have an investment great credit rating and this gives us the flexibility to fund the sweeping transformation of our business that is necessary as we enter the broadband world.
Now, these were the good news. You may ask, if this is all so nice, why do we have to change? Well, before I get into the details of our new strategic

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direction let me just take you back a step and explain why it is imperative that we develop this new strategy and implement it and why we need to make some fundamental changes. The reality is that the financial trends at Telstra have not been good and they have continued from the last fiscal year. Telstra’s top line growth rate has been decelerating. What is concerning is that PSTN revenues – the revenues from the traditional fixed telephony business – are declining at such a rate that the revenue base associated with our growth from broadband, mobile and Sensis is not yet big enough to compensate for the decline of the PSTN.
Our telecom-related revenue makes a shifting towards lower margin products with PSTN revenues now at 33 per cent of total sales compared to 40 per cent two years ago. Broadband growth is strong and its margin will improve as we build scale and reduce operating costs. It is essential that Telstra maximises its market share in newer revenue streams to capture as much of the migration as possible. On the cost side of the equation – you can see that on the right-hand side of the graph – trends have also been concerning. With multiplicity of network elements and rapidly rising traffic volumes, the cost of running the business is growing rapidly. Multiple evolutions of mobile technology mean that we are currently running three different wireless networks. We have multiple evolutions of data services, most of which are still in the network. This is clearly inefficient.
Now, how are we going to address this? Of course our objective is to create long-term shareholder value. But what does that mean? Our vision is to do for customers what no-one else has done in the past, and that is, creating a world of one click, one touch, one button, one screen, one-step solutions that are simple, easy and valued by individuals, businesses and governments alike. We will get to know our customers in a way that was never done before through market-based management. Market-based management is simply the discipline of making sure that we optimise our ability to go to market and acquire customers.
We will also provided integrated communication services. We will invest to take complexity out of our business and simplify our infrastructure. We must absolutely win in broadband and wireless by doing it smarter around value-added and integrated services and not just price. We will invest in new services and applications to differentiate ourselves in the market. I’ve said before Telstra had the breadth of products which is unique in the industry. We will accelerate growth opportunities at Sensis. Sensis we refer to as our information services, search and transaction business. And we will target investment where we can create value for our shareholders. I will address all of these points in the rest of the presentation.
We’re going to deliver a value proposition to customers based on our competitive advantage as Australia’s leading telecom company. Market-based management is the starting point in our value proposition, and I’ll speak about that shortly. The next plank of our value proposition is our differentiated content. We are leveraging Telstra’s applications and services

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and the exclusive content of BigPond, Australia’s leading ISP, and Sensis, our information services, search and transaction business, to provide a richer customer experience. Not only we have the differentiation of content, but also we can provide this over multiple devices to deliver a truly seamless integrated customer experience.
This isn’t something that is out there in the future. It is here and now. It’s available now to our BigPond customers nationally and within our metro 3G coverage area. Upon completion of our national high-speed 3G mobile network these services will be available nationally for all mobile customers. We have already successfully moved Sensis from being a pure print business 10 years ago to being a market leader in online search. We’re taking that integration step further and it’s not only about enabling you to find what business you’d like to buy from, or in the case of Trading Post, enabling you to find a product you might be looking for, but we are taking it one step further, which is enabling you to actually do the transaction. We have already started this in our Trading Post business.
This value proposition, in our view, is attractive to customers because it delivers to them what they want, when they want it, and above all, does it in a simple way. This simplicity is critical because you shouldn’t have to be a technology expert to be able to do these things. Customers simply won’t use it if it’s going to take them 20 minutes to figure out how to do it. So our vision, our one click, one button, one touch, one screen, one step simplicity is what we are driving towards. The simplicity matched with our ability to integrate, differentiate and know our customers better than anyone else will allow us to provide real value to customers, value that they’ll be willing to pay for. The result will be a change in the current pricing dynamics from commoditisation of access to a model of value-based pricing. Remember, customer value drives shareholder value.
Now, let me talk about 3G. As you may know, we’re building a single national 3G network on the 850 MZ spectrum. Currently, only Telstra Cingular in the United States and Rogers Communications in Canada are using the 850 spectrum. Cingular is launching their network in June of this year. There has been a fair amount of press lately about closing down our CDMA network. The CDMA network will not be turned off until the coverage of our 3G network is at least as good. Around the world main carriers are moving away from CDMA. For instance, if you look at carriers in Korea, which represent 14 per cent of the worldwide CDMA market, they are all moving to 3G.
In addition, there is a significant number of operators considering building 3G networks on the 850 spectrum. Some of these also involve swapping from CDMA. Why is that? Well, it’s pretty simple. There’s a law of physics that says the lower the spectrum the greater the area that can be covered. So for a landscape like Australia we need a network that is going to cover a large distance without increasing the costs associated with rollout and maintenance. With the coverage of 850 we have been able to minimise the number of base

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stations we need, hence the capital we will employ, to service at least the same population.
By building the 850 network we will have Australia’s only truly national 3G mobile network. This will mean all Australians living in coverage areas will have access to our superior coverage and content. For the bush, it is high speed wireless network. It’s much better than what currently CDMA provides. We talked about coverage, but this is not the only advantage of 850. 850 also provides superior in-building coverage, which is of course critical to customers when they are at home or in the office. With a truly national network we can rationalise our platforms to bring greater economies of scale and reduce costs over time. And we are currently in the process of acquiring a range of handsets and PC cards from vendors.
We are seeing a good range of handsets being developed. The handsets we will be able to offer will cover a range of brands and bands, both for use in Australia and for roaming overseas. But 3G is not just about handsets; it’s also about mobile broadband by either the PC with PC cards or PCs having 3G antennas, the like of which Dell and Lenovo are producing overseas. We will have a number of cards available at launch.
Now, after 3G let’s move onto the next major component of our transformation. This is referring to the IT simplification. Our IT infrastructure is currently extraordinarily complex. As you can see from the slide, we have more than 1252 IT systems which we intend to reduce by at least 80 per cent over the next five years. We’re focusing on the implementation of fundamentally new capabilities in both the BSS – that is, the billing support systems – and the OSS areas – that is, the operating support systems – areas, which are needed to help us to manage the next generation networks.
This dramatic simplification of platforms and products and plans will pave the way for implementation of these new capabilities. There will be multiple benefits from that. We will have less complexity, less outages, lower costs and simplified processes for our front of house and back of house employees. We do have an aggressive timeline. Therefore, this begs the question, how are we going to do it? First, we’re going to have world-class partners, and second, we’re aiming to avoid custom builds. We’re aiming to avoid any custom software developments which is costly and expensive and in the long run difficult to maintain. It’s a huge task that confronts us, but radical change is needed here.
Now, let’s talk about marked-based management. You’ve heard the acronym a couple of times by now. The goal of market-based management is for us to know our customers like never before and deliver integrated services tailored to their needs. Our strategic marketing initiatives are the key plank in changing Telstra into a very customer-driven organisation. We are putting the customer at the centre of everything we do, and this will be reflected through what we believe will be improved market shares resulting in higher ARPU.

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ARPU stands for the average revenue per customer. And we will have a reduced churn. There will be emphasis on profit and loss measurement at the customer segment level.
The market structure determined under market-based management drives the organisational design of our business. We have created dedicated teams to deliver value to each segment. Ultimately the real key to reinvigorating our top-line revenue growth is knowing our customer intimately and delivering value that they will be willing to pay for. We continue to focus on integrated voice, video and data services to truly differentiate what we can do for customers.
Now, let me clarify a few points about regulation. Particularly I’d like to clarify the regulatory principles that we are seeking for existing and planned investments. We all understand that there is substitution from fixed line to wireless, from legacy services to IP-based services, from legacy services and networks to next generation high speed networks, both fixed and wireless. We recognise that in the instances where there is a clear bottleneck hotspot that regulation is required to provide competitors access to the bottleneck services.
However, when it comes to undertaking investments in new networks that will provide high speed and improved services to customers at a significant cost to the company, the company needs to be able to earn a return for undertaking this investment. Our shareholders expect and are entitled to earn a return on significant investments where their capital is at risk. That’s our argument for Fibre to the Node. We do not want an access holiday. We will provide competitors access only on commercial terms.
On mobiles the recent comments that the 3G network should be regulated we believe are without foundation. Mobile has flourished due to the competitive nature of the industry, not through it being regulated. We welcome, therefore, the comments of the Minister of Finance that the government wants to ensure regulatory certainty and that he is quite confident that access to new mobile services will not be regulated.
Now, let’s talk about our guidance for the end of this fiscal year ’05-’06. As we announced back at our half-year results in February, we expect earnings before interest and tax to decline 7 to 10 per cent before the impacts of the strategic review overlays. Including the strategic review overlays we impact EBIT to decline by 15 to 20 per cent, that, is the second bar chart that you see on the chart. This is due to the additional investment we need to make in order to achieve future growth and simplify our business. This will increase to 21 to 26 per cent should we take a redundancy provision in June 2006 which satisfies the appropriate rules. The regulatory caveat remains pending key decisions by the regulator and/or the government. Notwithstanding this, we remain committed to improving long-term shareholder value.

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To conclude, let’s summarise what Telstra’s transformation will deliver. The transformation of Telstra will deliver a needs-based solution to customers using the concept of one click, one touch, one screen, one button, one step, which represents truly integrated services in an easy to understand way. On the network side we’re building a state-of-the-art national 3G wireless network delivering speeds up to 14 mbps within six months of turning on the network with an average speed of 550 kbps to 1.1 mbps.
We are also building an IP core network which will deliver greater efficiency through common standards and platforms, a simpler environment in which to operate and lower unit costs. The flexibility the IP networks gives us will greatly improve our speed to market in a rapidly changing world. BigPond, it’s a huge asset in the portfolio and represents the future of this company. And I’m talking about broadband on both wireline and wireless platforms. We will integrate BigPond content across Telstra’s full suite of products which will grow access and content revenue. Our target is to further extend our lead in broadband by targeting retail market share growth.
Another growth engine for Telstra is Sensis. Sensis offers Australians choice. You can find what you need when, where and how you choose. Over 80 per cent of all Australian online advertisers are Sensis customers, offering unparalleled opportunity in the world of commercial search. Further integrating Sensis content search and transaction capability with Telstra’s communication platforms will set us apart from highly vociferous competition in this space.
Now, let me share with you a little bit more of a longer-term perspective than the previous guidance that we talked about for FY06. Here are our stakes in the ground. In closing, let me just reiterate these. We are committing to 2 to 2.5 revenue growth per year over the next five years with 20 to 30 per cent of revenue growth from new services over the next three years. Our 2010 cost structure will be no higher than the annualised number of the first half of the fiscal year 2006, that is, 1 January 2006 that we reported in February. By fiscal year 10 we expect EBITDA margins will have recovered between 50 and 52 per cent.
We will also have 6000 to 8000 fewer employees and contractors on our payroll in three years’ time. We’re going to spend $2.5 billion to $3.5 billion in capital over and above our original plan in the next three years to transform the business. After transforming the business we expect capex relative to sales to fall to 12 per cent of revenues and from then on to grow in proportion to future revenue growth. We expect to generate free cash in the order of 6 to 7 billion by 2010. I hope that what I’ve said today helps you understand more of what we’re doing with our transformation. I now thank you very much for listening and turning on to the audience for questions.
Q: What EPS could be inferred in 2010 given the cash flow of 6 to 7 billion.

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MR ROBBIATI: The question is, what EPS would be inferred in 2010 given the cash flow of 6 to 7 billion. In the EPS calculations there are many things that come in. At this stage we have not issued such a precise guidance. We prefer to guide investors on the 6 to 7 billion number that I gave you before, because we think it’s a more appropriate view to look at the business today. It’s always better to talk in terms of free cash flow because, as you know, whenever you talk about EPS you have other elements that come in like depreciation, et cetera. At this stage we are not willing to provide any guidance on an EPS level. We stick to the 6 to 7 billion we provided on the cash flow basis.
Q: (Indistinct)
MR ROBBIATI: The question is, how can we defend our market against voice over IP, the voice over internet protocol? Well, voiceover IP is a promising technology. It is no doubt something that we have absolutely to be fully aware of. Having said so, you have to look at the whole suite of services. Let’s not forget that voice over IP provides do not, for instance, offer emergency 000 services and they have to run over an infrastructure provided by a telco that does cover these. So it is not the only solution that will be the panacea for the industry. It is just one set of services that we have to be very aware of and we are aware of, but it’s not going to be the only game in town.
Let’s not forget also that to operate a voiceover IP network you need an IP core network. I talked about that before. We are preparing Telstra for an IP core network. We are investing substantial amounts of money, we talked about $2.5 billion to $3.5 billion, part of which goes into building an IP core network. So we are taking steps in that sense because we see there is a cost advantage. And some operators around the world have already done that.
Q: Can you outline what you are doing for training for technicians and other qualified staff in the next five years, please, at grass level and at graduate level, please.
MR ROBBIATI: I’m glad you’re asking the question because it’s always hard to put on a chart that you’re letting 6000 to 8000 employees go without changing the way people do their jobs on a day-to-day basis. We are investing very heavily in training. All our technicians – we have created a training academy and we are investing more than $200 million in training our field force to make sure that they are (a) equipped with the latest technology, but also that they are aware about the latest practices that they have to employ in operations to actually do their job properly. So this is a pretty substantial investment on any benchmark you may want to pick worldwide. It’s 200 million on training just for the field force is a respectable sum.
Q: (Indistinct)

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MR ROBBIATI: We said 6000 to 8000 people over three and then 12,000 over five. We have identified groups of individuals in the company that will be asked to leave, but this is all I can say at this stage. We haven’t identified more specifically who these people are.
Q: (Indistinct)
MR ROBBIATI: Yes, but don’t forget it’s unfortunate, it’s very, very unfortunate, madam, that we have to take that step. You would want never to take such a step, but the reality is that unfortunately when your cost structure is not commensurate to your revenues – and this is what I kind of showed at the beginning of the presentation – then you have to take tough medicine. If we don’t take these steps it’s going to be a lot worse moving forward. I can tell you from my own experience I worked in a large telco in Europe, which I won’t give the name. You have vast elements of the cost structure which remain unaddressed. From my perspective it remains a time bomb waiting to explode. So as soon as you know something in this business or in any other business, as soon as you realise that your costs are outgrowing your revenues you have to take those steps. As painful as these steps are, they’re less painful to be taken today than if they were to be taken in the future and having missed on the fixes that you can implement today.
Q: (Indistinct)
MR ROBBIATI: The question is, now many employees in percentage of the workforce? We have approximately 52,000 employees and contractors today in Telstra. So 12,000 over 52,000 over five years that’s what you’re talking about.
Q: (Indistinct)
MR ROBBIATI: The question is, could you provide any comments about Telstra’s ongoing role with Foxtel. We have an ongoing relationship with Foxtel and PBL. We continue to value this relationship. We are operating the pay-TV network together with them. So far so good; it’s business as usual, nothing more to add on that I’m afraid.
Q: Can I ask something relating to the morale of the employees with the knowledge that the overall employment future seems to somewhat denigrated. Does this emphasise any great morale problem, you’ve got a human resources nightmare or something? I’m just wondering do you have any emphasis on getting rid of older people, which seems to be somewhat highlighted in the news today? The other thing is if the future seems to be somewhat dim and if you can say 6 to 8 thousand – percentage-wise for 52,000 I suppose is within reasonable expectation. But do you detect any sort of downgrade in attitudes of employees who say, “What the hell am I working for?” Is that a reasonable question?

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MR ROBBIATI: It is a reasonable question of course, you know. We are making sure that morale is something we monitor. Let’s not underestimate how radical the transformation is. The transformation that we’re talking about is enormous, simplifying networks, reducing 1252 IT systems by 80 per cent, changing the work practices, as your colleague has asked before, investment in training and in tools. The transformation is radical and therefore it is very important that we mobilise our colleagues as much as possible to achieve the outcomes that we are asking. We cannot do this by being four, five people in the headquarters. Everybody is playing his role. What we are detecting is that people are very engaged in this, they are really thinking that what we are doing is the right thing for the business. There is a very strong esprit de corps in the company today and we’re all driving in one direction.
It’s only like that that we will be able to deliver our transformation. In any big transformation plan and change plan you do have to create the sense of formulisation, and we have invested time and time again and every day when I speak with my team I spend an awful lot of time explaining to them, “This is what we’re doing, this si why we’re doing it.” Every manager in the company, John Stanhope, everybody spends time reiterating the purpose of what we’re trying to do.
Q: Have you or the CEO any further information about the eventual takeover of the major part of the government shares? The government at present moment is owning 51 per cent. Right?
MR ROBBIATI: Yes.
Q: So obviously they’ve got the major vote in everything we do.
MR ROBBIATI: The government has – yes, it’s true the government owns more than 51 per cent of the shares of Telstra, but Telstra is a company with its own board and its own governance and we are operating in the frame of the law as far as the Telstra Corporate Act is concerned, and we are as management working for all shareholders and not just the government.
Q: (Indistinct)
MR ROBBIATI: The government is selling its own shares. The company doesn’t have anything to do with the government selling its own shares. We are not issuing shares for funding the transformation. We can fund the transformation with the cash that we generate each year. So these are two separate matters.
Q: (Indistinct)
MR ROBBIATI: If T3 doesn’t take place, is Telstra going to procure some of the shares, are we going to buy some of these shares from the government. That’s the question you’re asking. This is not something that is envisaged at this point in time.

ASX 16/05/06	TAREK ROBBIATI

Q: (Indistinct)
MR ROBBIATI: I can refer you — because you read the slides very well I can also refer you to this slide. But I will answer your question and not really leave the question unanswered. We have given guidance for a fully franked dividends of 28 cents per share. Now, as you know, we have to give due consideration to some financial estimates as we decide on those dividend payments out. The board always evaluates the appropriateness of any dividend moving forward. For the moment it is our intent to pay 28 cents per share until 2008, as you see on the slide. There are two asterisks there that say subject to appropriate board considerations.
Q: (Indistinct)
MR ROBBIATI: It’s the same answer you’re going to get. If the financial parameters permit and the board gives a due consideration, you know, this is what we have to go through, dividends will follow based on that.
Q: (Indistinct)
MR ROBBIATI: What’s plan B? I think that the one thing not to forget Telstra is a company in its own right and has a full suite of assets. We think that it’s very, very important that we seek the regulatory outcome, which is that we must be able to invest to provide a return to our shareholders. This is irrespective of what network you’re talking about. The reason why this is is that if not, you are stifling the growth prospects of the company. No matter whether you’re investing on mobile or fixed or any network you may choose, you need to have certainty about returns. Those returns have to be dependent on our ability to recover our costs. So it’s a point of principle that we’re taking on regulation.
Let’s not forget if you follow the telecom industry how capital-intense it is. People tend to forget this, but when you look at the capex to sales ratios in telecoms and compare it, if you want, to a utility company, a gas provider or an electricity provider, that ratio is much higher. Capex to sales ratio on normalised telecoms is where we’re going to get to is this 12 per cent that you see here on this slide. In utilities companies the life span of the investment is much longer because you don’t have the same technological obsolescence that you have in telecoms. Therefore, knowing that it is becoming absolutely crucial to have some sort of understanding that returns is what drives your investment decision.
Q: (Indistinct)
MR ROBBIATI: As I said to you, you can hypothesise as much as you want but it’s a point of principle. Why would we invest without having the ability to generate some returns for our shareholders? This doesn’t make sense, irrespective of what plan you choose, B, G, F, whatever you want.

ASX 16/05/06	TAREK ROBBIATI

Q: When you sort out your troubles with the ACCC, how do you plan to roll out Fibre to the Node? Do you just plan to do it in selected areas or will this be a nationwide event?
MR ROBBIATI: Right now the discussions with the ACCC are proceeding fairly well and I think decisions about rollout are all subject to that outcome. So we don’t have any particular commitment as far as rolling FTTN in one area relative to another. It all depends on the outcome of the discussions with the ACCC, because, you see, a lot of things can happen in those discussions. A lot of things can be altering the outcome and we cannot today make such decisions without taking the outcome as a package. Once that is known and it’s set in print, then we will make those decisions.
Q: (Indistinct)
MR ROBBIATI: I’m glad you’re asking the question. If you go back to this chart here you could see that the last item on the right is labelled “restructuring and redundancy provision” and this is where it will be taken. In essence, if you look at the guidance of 15 to 20 per cent
Q: (Indistinct)
MR ROBBIATI: The question was, what is the ratio corresponding to the redundancies and the potential reduction of staff of 6 to 8 thousand people. The chart gives you a hint about what the answer is and you can see that you have one element in the calculation here that shows that the restructuring and redundancy provision would dilute EBIT by 6 per cent. So that’s the answer.
Q: I noticed all those redundancies you had up there on the screen, I had an experience to get serviced by Telstra. So I rang up Telstra. They referred me to a call centre and I rang that call centre. They said, “We’ll get somebody to ring you back.” A company called Transfield rings me back to make a service date and then the service man that arrived was from, say, ABC company communications, those guys were ex-Telstra employees. So looking at that redundancy it seemed to be the poor old servicemen went around in a large circle. I’m just wondering are we paying more now for the service for an ex-Telstra employee and is Telstra now only becoming a utility and not a service company?
MR ROBBIATI: No, no and no. Telstra is not a utility company, it’s a service business. Maybe you’re right, our service is not perfect and we have to improve it, but we’re not a utility company. As to whether redundancies go full circle to contractors, there is – whenever you lay off someone who has a certain set of skills it is not unlikely that you see the same person who has the same set of skills emerging in another organisation that services the industry as a whole. Telstra has been servicing and representing the telecom industry in this country for a very, very long time. That’s why you run up into this. But there was another element in your question that was interesting, which is

ASX 16/05/06	TAREK ROBBIATI

are costs coming down knowing that some of the work goes outside the company and are we not paying too much for contractors.
It is a very important question you’re asking and there is absolutely in our view the need to make sure that we bring the cost trend back in line with where the revenues are. All the measures we’re taking are to bring down the cost base to a point where you have a certain variable element of costs kicking in for a variable element of revenues kicking in. That’s where we’re driving towards. So we will push this quite hard, i.e. we will push the cost base down quite hard.
Q: We’re seeing a lot in the media at the moment concerning an alliance which Austar is fashioning. Because there are technological issues involved, could you just explain what the nature of the challenge is and then how you propose to meet it?
MR ROBBIATI: I’m not a believer in alliances in telecoms, I’m really not. Let me be very clear about this. If you really look back at the history of the industry there is always a very nice news flow emerging from an announcement, an alliance, et cetera. But at the end of the day, the proof is in the pudding and it’s really about what investment goes in, what services will be provided, how can the various members of the alliance differentiate among themselves. When you hit the differentiation point what happens is that you realise that this isn’t much differentiation, that players feel constrained by the alliance more than anything else and that therefore they want to be free to invest on their own to achieve their own returns and be able to differentiate and compete properly.
So that’s why every time I hear anything about an alliance I take this with a pinch of salt. There are names that were very familiar to us, Unisource in Europe, large alliances at the time of BT in the 90s. All of these have disappeared. Again compete with your own means, invest in your own infrastructure and differentiate; that is the name of the game.
FACILITATOR: Tarek has been very generous with his time and his question and answers. We’re probably approaching the close of proceedings. We might have time for about three more questions and then we’ll probably wrap it up.
Q: (Indistinct)
MR ROBBIATI: I hope you heard the question, it’s an important one. It says any company who loses statistically 22 per cent of its employee base stands to lose a lot of knowledge and what are you doing to counter that. You obviously have to develop new knowledge is the short answer to your question. This is what the transformation is about. If you are taking out network elements, you’re reducing mobile networks from three to one, if you are also simplifying the IT systems to the extent we mentioned, then all the processes, all the work practices will have to be redesigned. We are investing

ASX 16/05/06	TAREK ROBBIATI

in this big time. It’s part of the cost of transformation. On top of that we are also making sure that we are investing in our field force to make sure that they are equipped in knowledge, equipped in tools to be able to do their jobs on a day-to-day basis. The knowledge shift is just going to be important. Things that are done today in certain ways will not be done tomorrow. That’s what we have to keep in mind.
Q: (Indistinct)
MR ROBBIATI: Sir, I would love to have many discussions with my mother, but unfortunately she passed away 10 years ago. So it’s a bit difficult. But let me just give you an analyst’s perspective about this. When I was an analyst I was asked exactly the same question; would you invest in shares you’re having a bi-rating on or would you not. It’s a case of damn if you do it and damned if you don’t – pardon me the expression – because if you don’t invest, then people retort to you you’re not putting your money where your mouth is. If you do, you’re accused of conflict of interest. So from my perspective, I just simply steer away from this. I’m not investing in any of the shares of my employer, I don’t think it’s appropriate. Simply just as a matter of principle I’ve learned the lesson six years ago and I stick to what I’ve learned.
Q: (Indistinct)
MR ROBBIATI: Two questions on your side. The first one is, is it wireless or FTTN, basically one or the other. That was the first part of the question. The second question is, what is the node? Don’t forget that we will want to push solutions that are platform-independent. So it’s not one or the other. It could be both in some cases and it could be just one in one case, depending on what the customers truly want. So it’s not – there is no offsetting and hedging between investments in platforms. Both provide different services that can be integrated and that provide value to customers. The second part of your question is, what is a node? The best way I can picture this for you is the green street cabinets that you’re used to here in Australia. It’s very familiar in Europe as well, is when you walk past a street corner you will find a green cabinet that has a number on it that says “dial 133-something” if you think that there is a problem with the apparatus.
So what it means, fibre to the node, is that the fibre in theory gets down to that point. That’s what we refer to the node, and it’s servicing an area which is around the perimeter, approximately one half, 2 kilometres around the perimeter of that green street cabinet that you can refer to.
Q: (Indistinct)
MR ROBBIATI: No. The question was, do you have coaxial cable going from the node to your house. No, we will not put coaxial cable from the node to your house because since you brought the fibre close to the customer premises the rest of the distance can be covered with copper and what is

ASX 16/05/06	TAREK ROBBIATI

known as being ADSL IPD slams. So that’s the architecture you’re going to have.
Q: (Indistinct)
MR ROBBIATI: No, I’m not saying that we have reached agreement. I think that the discussions are progressing, they’re progressing well. You know, in those circumstances it’s never done until it’s done. There is no way you can predict how long it will take I’m afraid.
FACILITATOR: Just one more question down the front here.
Q: Just to return to the voiceover IP, I understand British telecom is going entirely over to the Internet. It surprised me that you hadn’t included that in your suite of offerings that you have here.
MR ROBBIATI: We can start a very long debate about British telecom because I’ve lived in the UK for 15 years and I could tell you everything about them having scrutinised the company at length. I think they are at a cross-roads. The company itself it at cross-roads. One thing that people tend to forget is how much of BT depends on wholesale revenue. If you look into analysts’ reports you will see that more than 60 per cent of BT’s value is in wholesale. That value is coming down very, very fast. So they don’t have much choice. They are pushing and building an NGN network but I think from my perspective, having seen how the market has evolved, this has been done way too late. They are thinking about their 21 century network maybe five years behind schedule. I’m not saying it is five years behind schedule, I’m saying their thinking is five years behind when it should have been relative to where the market maturity is.
They don’t have much choice given where they stand today and the vulnerability of the business to push voiceover IP. But, by the way, we’re not saying we’re not pushing voiceover IP, I never said that. We are building an IP core precisely because we know it’s coming. We will be ready for it. All I’m saying is don’t think that voiceover IP is the panacea and that will provide the ultimate solution from a customer standpoint. It is just one product, one feature, albeit important, that will be part of the future, but not the whole future.
FACILITATOR: Many, many thanks. That’s probably the most generous Q and A time we’ve ever had at investor hour. So I’d like to thank you for your endurance there. If everyone could put their hands together for our guest speaker today.
MR ROBBIATI: Thank you very much.

ASX 16/05/06	TAREK ROBBIATI

22 May 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Appendix 3X–Initial Director’s Interest Notices
In accordance with the listing rules I enclose an Appendix 3X — Initial Director’s Interest Notice for Mr John Zeglis and Mr Peter Willcox.
Yours sincerely

Fiona Mead
Acting Company Secretary
On behalf of Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Appendix 3X
Initial Director’s Interest Notice
Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Telstra Corporation Limited

ABN	33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN D ZEGLIS

Date of appointment	17 May 2006
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

NIL
Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest	NIL

Name of registered holder (if issued securities)	NIL

No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Appendix 3X
Initial Director’s Interest Notice
Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Telstra Corporation Limited

ABN	33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER J WILLCOX

Date of appointment	17 May 2006
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Peter John Willcox Superannuation Fund	10,000 Ordinary Shares
Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest	NIL

Name of registered holder (if issued securities)	NIL

No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

25 May 2006	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Cash Capital Expenditure Guidance
In accordance with the listing rules, I attach an announcement for release to the market.
Yours sincerely
Fiona Mead
Acting Company Secretary
On behalf of Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

25 May 2006	103/2006
Cash Capital Expenditure Guidance
As part of Telstra’s 05/06 interim results announcement made on 9 February 2006, the company advised that cash capital expenditure for the 2005/06 year was expected to be between $4.8bn and $5.1bn.
After a review of end of year expected expenditure levels, this guidance has now been revised to an expectation of between $4.1bn and $4.4bn. Of the $700 million reduction to guidance approximately $200m is deferred to the 2006/07 fiscal year. Management’s focus has been on optimising project performance and contractual outcomes to deliver shareholder value during the transformation of the company.
There are a number of factors that have driven this revised guidance and these are:-
•	lower costs for property, plant and equipment as an outcome of the company’s tough procurement contract negotiations and improved capital labour productivity across all projects;

•	stopping additional discretionary projects that were not aligned to the transformation strategy;

•	efficiencies obtained from merging some transformation projects;

•	lower program of work in some areas;

•	Transformation project deferrals representing;
o	minor delays (8-10 weeks) in the Business Support Systems transformation due to some industry changes and some outstanding contract negotiations. This is expected to be recovered next fiscal year; and

o	minor delays (4-5 weeks) in the wireline transformation due to delays in the completion of key network architecture design. This will also be recovered in the next fiscal year.
All other aspects of the transformation strategy remain on track.
Capital expenditure for Fibre to the Node was not part of the initial guidance and is not part of the revised guidance. The Fibre to the Node investment remains on hold.
All other elements of the guidance for 2005/06 given on 9 February remain unchanged.

John Stanhope Chief Financial Officer

Telstra Media Contact	Investors Contact
Andrew Maiden 02 9298 5259	David Anderson 03 9634 2410
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au
Telstra Corporation Limited
ABN 33 051 775 556

7 June 2006	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to the UBS Media & Telecommunications Conference
In accordance with the listing rules, I attach a copy of a presentation by Justin Milne, Group Managing Director BigPond, at the UBS Media & Telecommunications Conference, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

BigPond Content
UBS Media & Telecommunications Conference
7th June, 2006 1 Title: 070606 — UBS Conference

The future will be about using multiple devices on one IP network Communication Work Entertainment Information 2Title: 070606 – UBS Conference

Telstra

Kitchen
Broadband Phone
Family Zone
Home Office
Premium Mail
Hosting
Online Storage
Anti-Spam Firewall & Security
VOBB
Horseracing
BigPond Movies
BigPond Music
BigBlog
AFL
V8 Supercars
NRL
BigPond Games

3

Title: 070606 – UBS Conference

BIGPOND

Telstra is focusing on developing a relationship with Australians in their digital homes...
Kitchen
Broadband Phone
Family Zone Premium Mail Hosting
Home Office
Horseracing
BigPond Movies BigPond Music Online Storage Anti-Spam Firewall & Security
BigBlog
AFL V8 Supercars VOBB NRL BigPond Games
3 Title: 070606 — UBS Conference

Telstra

3G Mobile

SPORT
MOVIES
MUSIC
GAMES

Fixed Broadband

Wireless Broadband

CAFE

4

Title: 070606 – UBS Conference

...and is positioning BigPond as a brand to win in a converged world
3G Mobile
Fixed Broadband
Wireless Broadband
4 Title: 070606 — UBS Conference

Telstra

Entertainment

BIGPOND TV

Movies

Music

Games

Sport

V8 SUPERCARS
AFL

- Exclusive content
- NRL
- AFL
- V8 supercars

Mobile/Broadband Integration

BIGPOND

MELBOURNE 2006

BigPond has developed a market leading suite of content services
Entertainment Sport
• Exclusive content
· NRL
· AFL
· V8 supercars
Mobile/Broadband Integration
• Shared sport Content
· Com Games coverage • mobile DVD Rental • mobile music download to PC
Movies Music Games
Content enables BigPond to rely less on price as a differentiator and to focus on the value proposition for customers
5 Title: 070606 — UBS Conference

BIGPOND
What's Hot
Sensis Mobile
Commonwealth Games
GOLDEN MOMENTS: Perkins world record
Read
Play
MELBOURNE 2006
Bigpond News
Top Story: Nguyen remembered
Read
Play
Email and Chat
Bigpond Sport
O'Hern making the early Master's running
Read
Play
Bigpond Games Arena
AMF Extreme Bowling
Get Rolling
Download

Samsung Z510

Motorola V3x

6 Title: 070606 – UBS Conference

The Commonwealth Games was used to promote market leading content and functionality
3G Phones to support launch of BigPond mobile services
• Blogs and Email
· Photos
· Video Telephony & Messaging
· BigPond Mobile Client (TAM)
· New headsets
· Stimulator for hero handset
Samsung Motorola Z510 V3x 6 Title: 070606 — UBS Conference

Telstra

1. Increased Penetration

2. New Product Services

3. Increased ARPU

New revenue models
- Subscription
- Bundles

BIGPOND
BIGPOND
FOXTEL
SENSIS
Channel [V]
Sky News
Fox Sports
Fox 8
EPG
Showtime
Other Sites
WWW

$18.90
BIGPOND
MUSIC
Download your favourite songs at bigpondmusic.com

7 Title: 070606 – UBS Conference BIGPOND

Going forward we will increase content penetration and the number of transactions / subscriptions per visitor
1. Increased Penetration
Advertising
· Leverage Telstra generic brand ads for Content
· Content specific advertising to increase awareness of on-line Content
Distribution
· Through Telstra call centres
· Through retail outlets (pre-paid and non prepaid)
2. New Product Services
· Game Downloads
· Music dual-delivery (Broadband and mobile)
· Viiv/Media Centre implementation
· Mobile TV
3. Increased ARPU
New revenue models
· Subscription
· Bundles
Simplified transactions/billing
•Unified identification and billing
•Integration between mobile and Broadband
7 Title: 070606 — UBS Conference

14 June 2006	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to the Citigroup Next Generation Wireless Communications in Australia Conference
In accordance with the listing rules, I attach a copy of a presentation by Mike Robey, Telstra Consumer Marketing and Channels, at the Citigroup Next Generation Wireless Communications in Australia Conference, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Next Generation Wireless Communications in Australia
Mike Robey Telstra Consumer Marketing and Channels Citigroup, June 2006 Page 1 Version 1

Mobiles are now very much more than voice!
From end-April 2005 to end-April 2006
a26% increase in SMS messages a34% increase in MMS messages a23% increase in active Mobile Browsing users a42% increase in Mobile Games downloads aMobile data traffic more than doubled
Our handsets are changing too!
Telstra handset base technology penetration (%)
March 03 December 05
WAP 22% 57% MMS 1% 45% Java 1% 41%
Page 2 Version 1

Video Streaming is taking off

Streaming Revenue
$
0
Free Comm Games Streams
Jan-06
Feb-06
Mar-06
Apr-06
May-06

Telstra

Page 3

Version 1

Video Streaming is taking off
Streaming Users
Users
Jan-06 Feb-06 Mar-06 Apr-06 May-06
Streaming Revenue
Free Comm Games
$ Streams 0 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Page 3 Version 1

Browsing & video calling
Apr ‘06 63% active BigPond mobile users 19% active video callers
40% had a chargeable event,... and carriage is also charged
Page 4 Version 1

Wireless Broadband

- Strong growth during 2005
- Acceptance by corporate and enterprise IT groups
- Productivity gains
  - Quick issue resolution
  - Easy collaboration with distributed work teams

Telstra

Page 5

Version 1

Wireless Broadband Strong growth during 2005
Acceptance by corporate and enterprise IT groups
Productivity gains
aQuick issue resolution aEasy collaboration with distributed work teams
Page 5 Version 1

Applications

- Applications community maturing
  - Transport Logistics
  - Mining
  - Healthcare
- Benefits
  - Better resource utilisation
  - Improved customer service

Telstra

Page 6

Version 1

Applications
Applications community maturing
aTransport Logistics aMining aHealthcare
Benefits
aBetter resource utilisation aImproved customer service
Page 6 Version 1

Lifesaving – will go mobile with broadband

The savings we're helping the Critical Care Unit make, are tiny.
Sometimes there are more important things to save than money.
That's why CSIRO and Telstra are developing the Virtual Critical Care Tele-health Unit.
Using our advanced wideband video, medical specialists will be able to oversee lifesaving emergency care for patients in remote areas, as if by their bedside.
We were chosen, not only to help provide the innovative technology, but because in life and death situations, reliability isn't just essential – it's critical.
IP Network Video Collaboration
Just another way we're helping government and business do more things in more ways and in more places.
Call 1300 TELSTRA or
Visit telstrabusiness.com.au
Enterprising Solutions
Telstra

Lifesaving — will go mobile with broadband
Page 7 Version 1

More content! Example : AFL / NRL Broad range of AFL / NRL content to our 2G and 3G customers Access to exclusive mobile video including AFL /NRL match highlights News, Q4 news desk, tribunal, fixture, player profiles, club pages & results Good example of “next generation” technical and business challenges Page 8 Version 1

Reducing complexity
Device manufacturers improving in device usability
“Walk Out Using” — Telstra initiative to enable all devices “out of the box”
aRequires close cooperation
across Telstra
with key device, application and infrastructure partners
Increases useage revenue
One Click, One Touch, One Button, One Screen, One Step
Page 9 Version 1

Telstra Technology Roadmap

Page 10
Version 1
Telstra

Telstra Technology Roadmap
Page 10 Version 1

3G City To Country A game changing move
Most pervasive, homogeneous, high capacity wireless network in Australia’s history
Once the new HSDPA network is complete, it will provide: aGreater than 98% population coverage a1.6 million square kilometres of coverage aConsistency of services in metropolitan and country areas
Page 11 Version 1

DARWIN
Nhulunbuy
Weipa
Katherine
Cooktown
Cairns
Tully
Broome
Normanton
Townsville
Airlie Beach
Mackay
Karratha
Mount Isa
Hughenden
Exmouth
Newman
Dysart
Alice Springs
Longreach
Rockhampton
Canarvon
Bundaberg
Wiluna
Charleville
Gympie
Kalbarri
Cue
BRISBANE
Geraldton
Leonora
Coober Pedy
Stanthorpe
Jurien
Grafton
Kalgoorlie
Roxby Downs
Walgett
Tamworth
PERTH
Norseman
Broken Hill
Nyngan
Singleton
Busselton
Castletown
Whyalla
Forbes
SYDNEY
Albany
Port Lincoln
Griffith
Kingscote
Deniliquin
CANBERRA
Horsham
Benalla
Merimbula
Lakes Entrance
Portland
Cowes
Burnie
HOBART
Fitzroy Crossing
Eighty Mile Beach
Tennant Creek
Victoria River Downs
Gregory Downs
Mornington Island
Kintore
Warburton
Oodnadatta
Tibooburra
Plumridge Lakes
White Well Corner
Currie
Campbell Town

Telstra

Page 12

Version 1

Orange areas combined represent City to Country coverage equal to CMDA coverage today
Page 12 Version 1

3G City To Country
3GSM family of technologies
a82% of the global digital mobile market a1.8 billion mobile users globally
Average data rates between 500kbps and 1Mbps at launch of the new HSDPA network
Simplified integration aApplications developed for one technology Page 13 Version 1

Significant platform simplification

2G
2.5G
3G
Super 3G
4G
Sharing 3
3GSM (WCDMA) 220-320Kbps
HSDPA1 & 2 550-1100 Kbps
10 Mbps 100 Mbps peak (target goal)
1 Gbp peak (target goal)
GSM 9Kbps
GPRS 30-40 Kbps
EDGE 100-130 Kbps
Telstra Today
Deployed
Active rollout
Retaining option
Not currently pursuing
Wide Area Wireless
Short Range IP Wireless
WiFi

Page 14
Version 1

Significant platform simplification
2G 2.5G 3G Super 3G 4G
Sharing
HSDPA1
3GSM 10 Mbps & 2 1 Gbp peak (WCDMA )100 Mbps peak 550-1100 Kbps (target goal) 220-320Kbps (target goal) GSM GPRS EDGE 9Kbps 30-40 Kbps 100-130 Kbps Telstra Today
Deployed Active rollout
Wide Area Wireless Retaining option
Not currently
Short Range IP pursuing WiFi Wireless Page 14 Version 1

Customer benefits For city-based customers:
Significantly improved coverage compared to their GSM service today
For country customers:
Improved city coverage, wireless broadband and 3G services
For all 3G850 customers: Better in-building coverage
Much improved international roaming
Available across a national network!
Page 15 Version 1

Progress to date
Network deployment progressing
Good range of handsets for all segments
Exciting service portfolio in development
Communication with our CDMA customers well progressed
Page 16 Version 1

Summary
- Mobile internet coverage will reach 98% of all Australians when the new HSDPA network is complete, with the vast majority of customers receiving broadband speeds
- Applications & content use growing fast
- Tipping point in next generation mobile is here
Page 17 Version 1

Questions
Page 18 Version 1

29 June 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of Telstra’s Chief Executive Officers address to the National Press Club in Canberra
Attached for release to the market is the transcript of a speech by Telstra CEO Sol Trujillo to the National Press Club in Canberra today.
Investors should note that references made in the transcript by the CEO to payment, funding and borrowings for future dividends related specifically to special dividends which Telstra announced on 15 November 2005 that it would cease to pay in 2006/07 and would instead direct those funds to our transformation program.
No decision with respect to the payment or funding of future ordinary dividends has been made. The Board will make these decisions in the normal cycle having regard to, among other factors, the company’s earnings and cash flow, as well as regulatory decisions.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Date: 29.06.06 Page: 1
Transcript

Event:	NATIONAL PRESS CLUB	Date:	29.06.2006

		Time:	12:30 PM

Item:	“ADDRESS TO THE NATIONAL PRESS CLUB OF AUSTRALIA”

	SPEAKER: SOL TRUJILLO, CHIEF EXECUTIVE OFFICER – TELSTRA CORPORATION
Female Speaker: Today at the National Press Club, the Chief Executive of Telstra, Sol Trujillo. With the telecommunications giant brawling with the government over regulation and at the same time being readied for sale, the company faces an uncertain end to the year. Live from the National Press Club in Canberra, Telstra CEO, Sol Trujillo.
Male Speaker: Ladies and gentlemen, good afternoon. Welcome to the National Press Club and today’s National Australia Bank address from Sol Trujillo, Chief Executive Officer of Telstra. Sol Trujillo has just completed his first year in this job — in my view, one of the most demanding and the most scrutinised and most discussed jobs in the whole of the Australian corporate sector. It’s been an eventful year for him and for many of us too, and there’s much more to come with the constant rapid changes in technology and the development of new regulatory regimes that cover the whole of the telecommunications and media sector.
Telstra, of course, is a central player in this area of converging technology and it now affects our lives in ways that many of us couldn’t have even imagined relatively few years ago. So that’s a main reason to welcome Sol here today, but there are others in the case of the National Press Club. Telstra was our first principal sponsor and filled that role for 12 years and remain one of our major supporters, especially through a program of special interest to rural and regional Australia
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For private research and not to be disseminated.
Every effort made to ensure accuracy but no legal responsibility is taken for errors or omissions.

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which we’ll be able to tell you more about in the very near future. We’ve also enjoyed regular briefings in previous years from Sol Trujillo’s predecessors, first Frank Blount, a fellow American, and then Dr Ziggy Switkowski. So for a whole variety of reasons we’re very pleased to see him here today and I hope you’ll all join me in welcoming Sol Trujillo.
Solomon D Trujillo: Thank you, Ken. It truly is a pleasure to be here and I want to thank Morris for introducing some of my mates — sorry, my amigos — Bruce and John and Phil and some of the others that are here, Senator Minchin, Senator Conroy, distinguished guests and members of the media. I’m here and we have a chance to talk today, and to talk about one of the most important companies in Australia and that is this company called Telstra. So I really do appreciate the invite, to be able to come, share a little bit about this company. Unfortunately, we don’t have three days this afternoon here, so I will get on with this notion of this company called Telstra and the transformation that we’re undertaking today.
As Ken mentioned, I came here in July of 2005 because I believed Telstra offered a unique opportunity to become the world’s best media comms company. I also came here to help the board transform Telstra into what I call a world-class company. Early on I said that our leadership team would be driven essentially by two guiding principles. The first one is about customers: putting them clearly at the centre of everything that we do within the company. The second principal is associated with our shareholders, and that is about creating shareholder value. Stopping the things that don’t create value or destroy value and only focusing on those things that really do.
A year on I still hold to that vision for Telstra, and everything that we are doing is driven by those principles. Customers and shareholders, and that’s what we’re about.
But to get there we at Telstra have to change — as it has many times in the past — from the old PMG, to Telecom Australia, to what we now know as Telstra.
Telstra is changing again. Why? Clearly technology is changing. Consumer preferences are changing and the competitive environment is always changing.
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We are one year into a fundamental transformation so I like to talk about the fact that if you put a sign up in front of Telstra today you’d see a sign that says ‘under construction’, because a new Telstra is emerging. Telstra is no longer a government agency. Telstra is not community property. Telstra is no longer just a telephone company.
Telstra is a communications company that is preparing to combine high-speed transport with digital content to meet the changing needs of our business and consumer customers – no matter where they live here in Australia.
Telstra is becoming a new kind of company – what I like to refer to as a media communications company. This notion of convergence is real and it is happening. I’m here today to tell you about the progress we have made over the past year.
In the first few months as Telstra CEO, I undertook probably the most comprehensive review of that company that has happened. Here is what I found:
•	First, an organisation hamstrung by silos, driven by products and technologies and not customer needs.

•	Second, our leaders in the business who are managing to try to appease and please the regulatory processes that exist here in this country, rather than the customer.

•	Third, an urgent need for investment in new networks — to make sure Australians receive the full benefits of the digital revolution.

•	Fourth, duplication everywhere — in infrastructure, IT, billing systems. Too many products; too many vendors; no integration. The result look like a poorly planned home extension where the doorways don’t quite meet.

•	Finally – and most disturbingly – I found 1.6 million mums and dads who had invested in Telstra and had seen their share value fall from $7.40 in 1999 to $5.00 when I arrived last year and had a stock that was being propped up also by some special dividends in which we had to borrow to pay.
The old Telstra we found a year ago was a company with also:
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•	Sharply declining revenues from our fixed line business. Our phone business was bleeding from the core.

•	Flat retail revenues – with costs increasing around 10 per cent a year.

•	A company known by the market, again, to be borrowing money to pay dividends and again a share price underpinned by the dividend policies.
To address these findings I announced a strategy to transform and revitalize Telstra from what I call a 20th century telephone company in decline, to a 21st century digital communications powerhouse providing truly integrated services.
The New Telstra would have all the hallmarks of a modern, new economy enterprise. A company that we could describe as employers and our customers would feel is:
•	Fast

•	Flexible

•	Focussed

•	Customised

•	Networked, and

•	Global.
We are now on a mission to build that New Telstra.
The New Telstra is again about the customer — giving customers the products and services THEY say THEY need, not the products WE want THEM to buy.
The new Telstra is modernising its networks, bringing Australia into the 21st century with high-speed platforms and digital content.
The New Telstra is taking out costs and reducing complexity in our business.
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The New Telstra will be tough on competitors. We will take market share, and I have no apologies for saying that.
The New Telstra is innovating in every function at every level of the company.
Let me give an example. Because of the scale and the speed that we’re building the New Telstra, we gave early attention to obviously the composition of the management team.
We have quadrupled the number of women on the CEO’s senior leadership team. We’ve expanded our talent base to include tried and tested global talent, including experienced managers I have recruited from Europe, North America and Australasia. A couple of those leaders that I have recruited are sitting here today. Bruce Aykurst and Jon Stanhope, who come from this country and are part of the team here leading this business. Now, the people are working together with the best that we can find here in this country and working with suppliers and other providers around the world so that we can deliver those services, those capabilities, the customer experience, on time and under budget. We are doing that.
There’s been progress everywhere in the transformation of Telstra. For example, if you heard me talk when I first came I talked about this notion of Market Based Management. The new Telstra now does, in fact, put the customer first using modern market research to determine customer segments and differentiate Telstra from its competitors. For example, Telstra’s new subscription-based pricing plans released last week which include untimed STD calls and local call charges in one single price. We’re simplifying, reducing complexity, because that’s what our customers have told us.
Well over half of the national high-speed next generation wireless broadband network is already being built. Let me tell you, when we get to that point of this 3G 850 network, which I said we would do and have built by the 1st of 2007, when it is in place it will reach 98% of all Australians. Not just five cities, not just limited bills, because we at Telstra are extending and expanding to serve virtually all Australia. But when it’s complete the 3G network will deliver peak speeds of 3.6 Mbps, migrating to 14 Mbps by mid-year 2007, giving Australians again everywhere - both urban and rural — high-speed wireless access to the network. Nothing to do with regulation; nothing to
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do with anything other than Telstra shareholders deciding to invest in a competitive context to earn returns in a competitive market. This new 3G network will be second to none in the world. Those of us here in Australia will be able to go anywhere in the world and say and experience the fact that we will have the best. This will be the most advanced network, not only because of the speed, not only because of the reach, not only because of the quality, but because of some of the services and capabilities we will deliver associated with it.
So for those that have been concerned about: is there disparate treatment in investment in Australia between the cities and the rural parts of the country? There’s one company — only one - that’s stepping up to invest in all of Australia.
The deployment of our new IP core equipment is also advancing on schedule. This is critical because the IP core — when we talk about IP, the Internet Protocol — is at the heart of the integrated network and will greatly reduce for us the cost of installing new applications. But it won’t only reduce cost, it’s going to enable us to do more and to do more quicker, faster and across all the parts of the country that we operate in.
So we’re focused on that. But that’s not all. Beyond that we’re taking a ‘One Factory’ approach in terms of how we’re running this business called Telstra. This ‘One Factory’ model is allowing us to eliminate 80 per cent of Telstra’s 1,252 business and operating information technology systems over five years, and basically upgrading those that remain. Now, think about that — 1,250 operating systems that have evolved over the last 20, 30, 50 years in this business, and the complexity that’s associated with that. That shows up in terms of how we deal with our customers. Well, we’re upgrading them, we’re eliminating them and reducing the complexity.
We are building partnerships with vendors. We have decided on a strategy where we’re going to focus on strategic partners. Not 1,000 partners but a few, because we’re about speed, we’re about efficiency and we’re about cost. Fewer vendors. Vendors with strong track records, such as Alcatel and Ericsson that supply the world’s leading telcos. In the case of Ericsson obviously they’re our primary supplier in helping us build out this network that we’re building that we’re building in the fastest time you will find anywhere on the planet — anywhere — and I’ve been around the planet. The case of Alcatel — they have now been selected by the five largest telcos in the world to
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do the same thing that we are doing, because they are world-class in terms of what they do. Vendors with commercial off-the-shelf packages is a focus for us because we’re going to reduce costs. We’re choosing vendors with speed and decisiveness while acting in full compliance with corporate procurement policies. In just six months we have saved $70 million in our procurement of mobile handsets through a strategic agreement with this company called Brightstar — in just six months. Speed does pay.
We have exited more than 25 buildings, cutting the size of our property portfolio, saving more than $14 million annually and totals nearly 45,000 sq metres — more than seven international-sized football pitches. And there’s more to come because we are just starting.
We have achieved big reductions in customer service waiting time. For example, by 62 per cent in fixed broadband — as we call it here, ADSL — and by 20 per cent in fixed line phone services. We have reduced fault detection times by up to 25 percent — while we’re taking costs out of this business. We’re achieving service delivery innovations that cater to the needs of our customers by also providing online billing. In fact, we now have more than 750,000 online billing customers scheduling payments, managing the status of their accounts in ways not possible 12 months ago. And now we’re considering more flexible and customer-friendly service calls by visiting customers - guess what? — when they want to be served. Sometimes it’s in the evenings, sometimes it’s on weekends, because we are organising ourselves around the customer.
We are making progress. We do have momentum. I’ve got to tell you, I could spend probably another day here listing all that’s happening, but Ken won’t let me. So we’ll move on.
I do want to say one other thing: that I’m not going to give you any numbers beyond those that I have today because I can’t. We have disclosure requirements. But all I can say to all of you here: stay tuned for our full-year results that we’ll announce on August 10.
Let me focus now on the integrated services that are a key part of our strategy, because it’s not just enough to do things better than we’ve done before. We’ve got to create a new value proposition as we think about it in the marketplace. That is around this notion of integration. Our plan to integrate services for the consumer was in full view at the Commonwealth Games in
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Melbourne this year. Using BigPond, the Games were only ‘one click’ away on our 3G mobile phones, with eight real-time channels of the games supplied by Channel 9. So on here you had two words. All I had to show you was two words. They say ‘Big’ and ‘Pond’ and you press that button right underneath those two words and you could get on and watch the Commonwealth Games. That’s how simple, but that’s a sign of how we’re integrating our business, because the silos no longer exist inside this company.
But Bruce is sitting here and I do have to say this: that you will find our Sensis brands and capabilities. Whether it be Ghost Day, Whereis, whatever it might be, you will find Telstra as an integrated company because that’s what our customers are telling us. Make it simple, make it better and make it quick for me in terms of what I want to do. But there’s a lot more that we’re doing in terms of our business because we are going to integrate every piece that we can, including how we think about Foxtel and our relationship with our business coinvesting with News Corp and PBL. But, again, we don’t have enough time today for me to talk about that any more, because I think it’s also important to talk about what Telstra’s transformation really means for Australia.
Because of Australia’s vast distances, small population and difficult terrain, Australia has a lot to gain from the deployment of high-speed broadband services. There is also a flipside — Australia has a lot to lose if high-speed broadband infrastructure doesn’t get built. The Australian Government’s own broadband advisory group found evidence that nation-wide adoption of next-generation networks could deliver economic benefits in the range of $12 to $30 billion per year. Where I come from that’s not small change — it clearly is not. It’s not unique to Australia. It’s happening everywhere in the world because this is part of the economic fabric of virtually every country.
Broadband infrastructure directly affects Australia’s future in many ways — in education, in health care services, telework, fleet management, many other ways that are still on the drawing boards but we’re working on. A recent example of what broadband can do was found in the experience of composer Nigel Westlake, who was able to see and hear the Sydney premiere performance of his Percussion Concerto from London courtesy of BigPond. He wrote to us:
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Yes we saw the webcast in full stereo. There were no drop outs or interference of any sort. The sound was also excellent. It was the next best thing to being there. An engaging and exciting experience! I wouldn’t have missed it for anything!
Now, if you are in the media comms business, it doesn’t get much better than that, to hear that kind of feedback from people who are learning the new way of how we’re all going to be conducting our lives.
Finally, broadband gives even small enterprises the ability to do business around the world. For example, a few months back I met with the CEO of an online flower business in Armidale, New South Wales. It’s called Petals Network. Petals was founded in 1992. Petals has 21 international websites. Petals also allows buyers to send fresh flowers overnight to more than 70 countries around the world.
Petals Network demonstrates how broadband
•	creates new opportunities for people and enterprises in rural and regional Australia,

•	expands geographic markets for business,

•	helps stem the brain drain, and,

•	improves productivity.
It also helps keep families together by eliminating the need to relocate for employment.
Australia is currently riding the crest of a resources boom. A decade of strong economic management has led to growth rates that are the envy of many other developed economies — also with a $10 billion Commonwealth budget surplus.
Now is the time to set the foundations for future growth, by putting in place the infrastructure required by a dynamic, international, competitive economy. We must fix the roof while the sun’s shining, or we will squander the opportunity our geography and resources have given us.
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So where does this leave us? Our vision of the New Telstra is about building new infrastructure, about creating new integrated services that make things simple for our customers — including what I like to refer to as that ‘1 click’, ‘1 button’, ‘1 touch’, ‘1 screen’, ‘1 call’ capability.
To achieve Telstra’s vision we need to invest in infrastructure. The Telstra network I found when I came to Australia was falling behind the rest of the world. Service problems had been dealt with through patches and work-arounds. Fault rates were high and rising and the network’s capabilities were constrained by the widespread use of pair gain systems and other quick fixes often referred to in the industry called ‘broadband blockers.”
If Australia is to have world-class telecom investment, it truly is needed to rebuild the infrastructure so that we do have a 21st century standard here.
As part of the solution we are proposing to build out a next generation Fibre —To-The-Node (FTTN) wireline network. This investment is worth more than $3 billion.
Under our proposal we’d build what we are calling the High-speed Access Network, initially in five big cities here in Australia — Sydney, Melbourne, Brisbane, Adelaide and Perth — with expansion thereafter to other cities and towns. The new High-speed Access Network would initially cover about four million households — more than half of all Australian households. This network would be available at commercial rates to competitors.
Our FTTN proposal in five cities does not mean that we have forgotten the rest of Australia. It’s actually just the opposite. And if investors are assured they can earn the competitive returns that they need to justify their investment in building out the FTTN, then over time, we expect to expand the FTTN footprint to additional communities around Australia. But let me be clear. It is all about economics, it is about returns and it is about our shareholders getting competitive returns.
You know, since I’ve been here I really have found that Australia is what I would call an inventive nation, with a strong economy, truly educated workforce. My belief is that Australia can be a
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world leader in any space enabled by this media comms sector — where the payoffs can be huge for a nation whose few people are spread over wide open spaces. To achieve this potential Australia needs to invest, I believe, into this kind of broadband infrastructure — now, not later.
Telstra remains, without question, the only media comms company in Australia with the scale and scope to deliver advanced, modern 21st century telecom services to all of Australian. However, Telstra shareholders expect a competitive return on their investments. That’s why we will not invest in FTTN unless we achieve regulatory settings that will permit Telstra’s 1.6 million shareholders to earn a competitive return that they expect and they deserve.
To use an Australianism I have learnt, we’re ‘fair dinkum’ about protecting shareholder interests and investments. Standing up for the shareholder is not rhetoric. It is a principle of leadership and management in the New Telstra that not only management but also the board of Telstra believes in — as it should be, I think, for every publicly-listed company in a free market economy. A pledge not to build out the FTTN unless shareholders can earn a competitive return on their investment.
I want to be clear about something I keep on reading about — that we’re bluffing. If there’s any belief in the room let me dismiss that belief. This is serious. We’re talking about our shareholders’ money. It is a board-approved policy that is already guiding all of our capital spending decisions. These positions are not about fighting the government or failing to cooperate with governing authorities. These positions are what I call globally accepted free market principles that are essential to preserve and to advance a healthy, growing enterprise economy that is central to a healthy and prosperous political democracy.
While there is a lot that management can do and is doing on its own to give life to the New Telstra, others have a critical role in shaping the investment climate in which we and others work. We — management — can improve the services we offer, but whether we can provide a new infrastructure that enables our product and service development potential to be fully realised, requires regulatory settings that will encourage shareholder investments in a new high-speed broadband network.
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Governments in the US, Germany, Canada, South Korea, Japan, understand the critical link between jobs, growth and broadband deployment — and they’re doing something about it.
Now, you’ve seen in our case, we are building a high-speed broadband wireless network, and it’s a decision that management and the board have made because it’s not tied to regulation. We know that we go compete in the marketplace and we can go earn competitive returns in the marketplace, but we risk capital. Well, we believe — I believe — Australia does need a pro-consumer, pro-jobs, pro-investment climate that encourages and rewards those who are willing to risk shareholders’ capital to build the critical broadband infrastructure that will advance Australia’s future economic performance.
Unlike our competitors, Telstra stands ready to make these investments if the regulatory settings do not require us to give away our assets owned by our shareholders, and enable a reasonable commercial return.
This is an investment that this country needs. It’s an investment that is well and truly in Australia’s national interest. We cannot afford to let this opportunity pass because of a mindless continuation of a regulatory regime that has passed its ‘use-by’ date. Future generations of Australians, I believe, will not thank us if we allow that to happen.
Thank you very much for having me here today.
Male Speaker: Thank you very much, Sol Trujillo. As usual, we have a period of questions for our media members starting with David Humphries.
David Humphries: David Humphries from the Sydney Morning Herald, sir. You’ve been criticised in the past by some analysts as being overly aggressive with your main shareholder and regulator. With 20/20 hindsight, would you have changed your approach at all?
Solomon D Trujillo: Well, the answer is no, because we are driven, as I said in my speech, by principles and the principles are clear. We will not do things that are value destroying to our shareholders and the regulatory settings and regulatory process to date have been just that. So we
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have to stand up, we have to discuss, we have to debate, but we’re creating the discussion. It’s not just about fighting because, actually, we’re engaging in a lot of dialogue because we want to make improvements and we want to make improvements not just for Telstra but for all of the competitive marketplace and also for all Australians.
Mark Riley: Mark Riley from the Seven Network, Mr Trujillo. I was jolted a little bit by your observation that you need to mend the roof while the sun’s shining, and my mind went to the 1.6 million mum and dad shareholders you referred who’ve watched their share price plummet to $3.65 thereabouts who’d be thinking, ‘If this is what happens while the sun’s shining, God save us if it ever rains’. But, sir, I think you know that Australia is moving towards a performance-based labour market and your performance in the last year is a share price that’s dropped by about 27 per cent while the rest of the market has gone up by 25 per cent. Why should you and your executive team here not accept a 25 per cent performance pay cut on the basis of that abysmal share market performance?
Solomon D Trujillo: Well, I think first of all, it’s important to get facts right and understand causes of share price performance. So you start back at 1999 and share price was at $7.40. Before I got here the price had dropped from 7.40 to $5.00. So it’s important to say: why would that happen? The answer is because there is in part a regulatory climate here that is about destroying value in terms of the company and its assets. Also, since I came, we have done two things which would cause the share price to fall further — but for a purpose. Number one is that we also had a special dividend in place that we had to borrow to pay. I don’t know of many private/publicly owned companies that spend their time borrowing to pay dividends. So when you take away that dividend, that special dividend, share price will fall and it did fall. But the most important thing right now is that management and the board made certain decisions to change our prospects for the future. That was about not trying to temporise fixes, not trying to just worry about the next quarter, but to really invest — notice I say ‘invest’ — in this company for the long term. The board was committed and management is committed to fix Telstra so that shareholders can grow value, not just next quarter or next year but on into the future. So when you do rebuild, you don’t do it overnight and you do it with cost. There has been some cost in the short term but I am confident, as long as we’re allowed to execute our plan without a lot of intervention and a lot of noise and a lot of offsets, we will create value for our shareholders.
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David Crowe: David Crowe from The Financial Review. You’ve been in talks with the ACCC for months now on the fibre network. What’s the obstacle that you’ve got to clear before you can put out some kind of public document about your plans? What do you think the timeframe is going to be on that and doesn’t the delay in issuing this leave you open to suggestions that you’re holding the government to random over T3?
Solomon D Trujillo: Well, first of all, in terms of timing, the first part of your questions, obviously we’ve had a lot of dialogue with the ACCC. Mr Burgess, who’s sitting here in the audience, along with some of our staff people have spent a lot of time, had lots of discussions, shared lots of information in terms of the process. We have not reached any kind of resolution at this stage. Some of that is associated with the processes that the ACCC has to go through and has to follow because they have some fiduciary duties of their own. Now, we have articulated our view, our policy, and our policy at Telstra has not changed one iota since last July and August. That is anything we do in terms of building new needs to be shareholder friendly — cannot be shareholder value destroying. So when we talk about new ideas — and I think we’re talking about an exciting new idea — that is both shareholder friendly to Telstra but also pro competition, if we can reach resolution, that will be a good thing. If we don’t, it’ll be sad, it’ll be a shame, because we’ve both invested a lot of time. I would say, you know, if it wasn’t both of those I don’t think the ACCC would’ve spent three months. I can’t speak for them and I won’t speak for them but we both invested a lot because we’re talking about very important issues here.
Catherine Murphy: Mr Trujillo, Catherine Murphy from The Age. You’ve used your speech again today to attack the current regulatory regime in which you operate. Could you tell us what your ideal regulatory regime would be, and do you accept that part of the reason for the current regulatory process is that Telstra has the dominant position in the market and it’s beneficial for consumers to have more than one media telcos company? Or don’t you accept that that is a reasonable proposition on which to base a regularly regime around?
Solomon D Trujillo: Okay. First of all, I’m a very pro competitive person. I love competing. It’s just I like when we get into the ring to compete or on the field to compete, we’re competing on equal terms. So that’s point number one. Point number two, I think this morning there was some sort of
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announcement by I guess the so-called ‘gang of nine’ that was proudly talking about the fact that they had almost 60 per cent share of broadband. Now, to me, if they have 60 then that must mean we have 40, which means that we’re not dominant. Right? Isn’t that the way the math works? So I think, you know, the point is that there is a lot of competition that exists today. Actually, there’s almost 700 ISPs, there’s many different facility-based players here in Australia. The punch line is that we need to get to a regulatory environment where the rules are fair for everybody. And one that Telstra is not the sole risk taker in terms of investing in infrastructure. Because we at Telstra have a very clear policy today and that is we allow access to our copper loop infrastructure, which is where the monopoly used to be, and everybody has equal access to that. Everybody has the same access as Telstra to those copper loops.
Now, if we happen to be better at innovation, if we’re willing to risk capital to grow even further and create differentiation, Telstra should not be penalised. They should not be told, the mums and dads that have invested in this company should not be told, ‘You invest your money but we’ll share it with those investors in Singapore or those investors in Hong Kong or those investors in London’. I don’t think that’s right, I don’t think that’s fair, and that’s consistent with the positions that we’re taken.
Tony Boyd: Tony Body, Financial Review. Sol, at the strategy day in November last year you said that if you didn’t get $30 access prices for your copper loop from the ACCC then your revenue would suffer by $1 billion or more and you wouldn’t be able to pay your dividends — that’s the 28 cents a share dividend. You’ve said today you’re already borrowing to pay the current dividend and I think you’re going to keep borrowing for a couple of years. So when you said that were you bluffing, or will you cut the dividend?
Solomon D Trujillo: Well, let’s make sure that the facts of what we said in November are correct. What we talked about was in November that we were advocating for a $30 unbundled local loop because that’s what our costs are. You or anybody else or any of us in this room could pretend that they’re different, but we write cheques every day, every week, every month, covering the costs of what we do. So we’re not into academic conversations here; we’re talking about real cash and real people’s moneys — meaning our shareholders. What we said in November was ‘We want to make sure that unbundled local loops cover our costs so that we’re not subsidising Singapore
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Telecom, we’re not subsidising anybody else’. What we also said was that if the regulator imposed the proposed prices of the staff in terms of de-averaged unbundled local loop prices, that it would affect our cash and our revenue generation to the tune of 800 to $1 billion per year as they built out and took more share. That is what we said. But not if we didn’t get $30 — it was about what they would impose at that point in time. Just to be technically correct.
Tony Boyd: They have imposed that.
Solomon D Trujillo: They have not yet imposed a de-averaged unbundled local loop price regime that was discussed last December/November/October timeframe — not yet. That’s why we’re having conversations today because obviously that will dramatically change many things. If they impose that kind of decision it can affect dividend policy, it can affect revenues, it can affect earnings, it can affect a lot of things. So it’s an important issue.
James Grubal: Mr Trujillo, it’s James Grubal from Reuters. You’ve previously said that the fixed line revenues are going to be an area where revenue was going to be falling as more people moved to mobile. I’m just wondering if your forecasts for that are on target, or is the takeup of mobile phones in favour of fixed line revenue? Is that going a little bit slower than expected?
Solomon D Trujillo: Well, I mean, there are some phenomenons that have been affecting Telstra, but they’re also affected other telcos around the world. One of them is this what we call PSTN revenue stream, which is kind of your old core telco revenue stream that we announced with our mid-year results that had declined 7.6 per dent. That is the most profitable part of our company and it is affected, to a large extent, by lots of competitors that have offerings of calling plans and substitution for services that we provide. The second thing that’s affecting our revenue stream is this shift that you referred to of a lot of us are using mobile phones and making calls there instead of on the fixed line network. That is also happening. What we talked about back in November is as management we needed to be more aggressive in terms of fighting, trying to stem some of those losses that we were experiencing in terms of what this PSTN revenue stream. We needed to be more innovative on our pricing. I think you’ve seen here in the last two or three months we’re in market, we’re fighting, and we’ll announce results on August 10th.
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Matt Price: Good day, Mr Trujillo, I’m Matt Price from The Australian. You painted a really rosy picture of Telstra. I thought I was in Xanadu for a while, not the Press Club. I’m a bit confused because about three minutes up the road there’s a building often full of politicians and the Liberals don’t like you much, the Labor people up there like you even less, the Dems and Family First and the Nationals definitely don’t like you and the Independents like you even less than all them. Why do you think that is so? What’s your impression after a year here of the political debate? Do you regret not sending one of the very senior management to Senate Estimates recently where everybody cross party regarded it as an act of contempt that you didn’t?
Solomon D Trujillo: Well, first of all, the board didn’t hire me to run for office, so let me be clear about that. Number two, in terms of how do our customers think about us, all of our brand survey research is only going up. So to me the voters for us are those that buy our services, those that use our services, because they’re the poll that counts for me because they drive our earnings, they drive our results. Now, do I regret not showing up at Senate Estimates? My understanding is there’s never been a CEO from Telstra that’s ever gone go Senate Estimates?
Matt Price: Burgess (inaudible).
Solomon D Trujillo: You were asking about me.
Matt Price: And senior management.
Solomon D Trujillo: In terms of senior management, Mr Stanhope, many other people, Douglas Gracents, senior management, secretary of the board, have appeared there at Senate Estimates. We have experts that go there. There’s a myriad of questions that get asked. Now, I’d assume people want answers and they want the people there that can give them the answers. I don’t know every detail about the company. I can’t know every detail about the company. But you ask me about strategy, you ask me about the major strategic thrust, where we’re allocating capital, that sort of thing, that’s why I’m here today. I can answer those questions.
Michael Sainsbury: Good day. Sol, you like to talk a lot about your successes and obviously you’re had a few. I think even these days you’re time at Graviton was left off you CV. You spent two
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years there and the company collapsed. Can you tell us what happened there and is there any danger that’s going to happen at Telstra?
Solomon D Trujillo: Absolutely. Number one, again getting facts straight, it is on my CV. Because Graviton was a two year period of time in my career where one of the large venture capital firms asked me to go oversee a start up company. It was actually in the year 2000 and in the year 2000 those of you .  .  .
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Solomon D Trujillo: (continuing) .  .  . industry. You know that it was the equivalent of the Great Depression. Trillions of dollars in invested capital for most start ups and existing companies that had started up within the last five or ten years lost significant shareholder value. You can look at Sun, you can look at Cisco, you can look at Microsoft — you can look at virtually every company in that period of time, they lost value. In the case of Graviton, we built a great product, ready to go to market. The problem is in that period of time post Y2K nobody was buying it. So what happened was the board, which included myself, we decided to fold it into another company so that it could continue living on. I moved on because it wasn’t worth my time in terms of the opportunities I had, as well as the compensation that I required to be associated with a company of that size. So that’s what happened. Not hiding it in any fact — it’s on the CV. I think it was an important experience for somebody like me because running big companies sometimes small decisions get massed in terms of their importance. In our case, here at Telstra, we’re paying attention to every single decision so that we can leverage the opportunities as best we can.
Chris Hamer: Chris Hamer from SBS Stateline. You say you’re looking after every detail. One of the details that some people have been concerned about are some of the strategic alliances that you alluded to in your speech — Alcatel, Ericsson, Brightstar. Particularly there’s been some criticism about the alliances with Alcatel, with whom you’ve had a past association, and Brightstar, that these didn’t go through a normal kind of tender process, a transparent process. What’s your reply to those sorts of criticisms? Is it a difference between corporate culture here in Australia and the ones you’re used to overseas?
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Solomon D Trujillo: Well, first of all, the answer is those allegations are completely incorrect. If there was the chairman of the board or any one of our board members standing here today I can assure you they would say that there’s full transparency in every major procurement that we’ve done in this company. So the facts are transparency is alive and well and not only inside the company but outside the company, because we’ve been more disclosing at Telstra in the last year than in the history of this company, because I want the markets to know, I want our board to know, I want our employees to know.
Now, in terms of the relationships, I think it’s important to get this out because somebody that chose not to pursue facts didn’t really understand the relationship that I had with Alcatel. I was on the advisory board. Now, I don’t know if any of you are on advisory boards, but in the case of Alcatel we met once a year. We had a nice dinner. It’s a bunch of global political leaders, business leaders. We had a nice dinner, we saw a presentation from Alcatel in terms of things that they’re doing. They asked for feedback in terms of how’s the economy going in the US, in Asia, you know, wherever. What do you think about the technology? What do you think about the direction? We give feedback. You say au revoir and you go. That’s what being an advisor is. No fiduciary responsibility, no decision making authority, so you don’t affect anything really in terms of that process. To say there was a relationship — okay, there was a relationship. However, the most important thing is people should ask me: is Alcatel the best potential supplier for us, given the strategy that we have? That should be the question that’s asked. And the answer is yes.
Now, since we’ve made that decision, if you go to Deutsche Telekom you’ll find that they’re using them. If you got to British Telecom, they’re using them. If you go to ATNT, they’re using them. Go to China Telecom, they’re using them. Now, what would that say? Is it a bad decision; good decision? Now, I will say one other thing. Part of what we’ve been doing is trying to move with speed, because taking two years to tender and end at a decision that you could get to in six months versus two years means a year and a half of benefit that you can derive in the market. This management team, this board of Telstra, is focused on results and that’s what we’re going to do.
Glen Milne: Glen Milne, sir, from New Limited Sunday publications in The Australian. I’m sure everybody in this room is gratified by the fact that you’re fair dinkum. I just wanted to really test
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your understanding of that phrase. You say in your speech ‘We are not bluffing’. I wonder if you can’t get the regulatory regime fixed on your terms whether you would walk away from this job?
Solomon D Trujillo: Well, the board asked me to come here. They recruited me. They asked me to help them pick the right strategy and transform the company. I’ve committed to the board that I’m here to do that. Now, there’s many elements to how we think about transformation of this company. Now, last week I had an interview with Michael Sainsbury. He said, you know, ‘How’s this political stuff going and how much of your time is taken with doing that?’. I said, ‘I spend very little time on the politics of the regulatory process’. Some of it is process, some of it requires expertise from people like Tony Warren and Phil Burgess and others. But where I spend my time is the big machine. How our go to market strategies are working, the infrastructure choices. How we’re changing our processes. How we’re going to pick the right technologies. How we’re going to change our IT infrastructure. I spend my time doing that. That’s 90 per cent of the transformation. Does the transformation get capped and limited to some extent by this fibre to the node issue? Absolutely. But is it the defining element of our transformation strategy? Absolutely not. What does fibre to the node mean? Let me say it again. It limits our ability to provide broadband but, more importantly — and this is the sad part for me — it limits the access to services for all of Australia. I think that would be a tragedy for all of Australia. For a set of policies that are from the past, that do not recognise the changed future, not to enable that future to happen, I think that would be sad. So we’re advocating hard, we’re being outspoken about it and we’re being fair dinkum.
Jason Kutsufis: Mr Trujillo, you talked about nice dinners just before and it takes me back to a very nice dinner I had with your colleague, Mr Burgess, here at the National Press Club, just above where we’re standing now. He made the somewhat memorable remark that he wouldn’t recommend Telstra shares to his own mother. Now, with the government set to put about six billion Telstra shares on the open market later this year, can you confidently say to the mums and dads of Australia that they buy those shares, that it’s a good value for money investment?
Solomon D Trujillo: Well, let me say first of all that I have spent in the last probably month or so .  .  . I’ve been on three different continents. I’ve had a conversation with the minister. The minister has said we, the government, are committed to T3. He said, ‘Sol, are you committed?’ and we
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said yes. How do I demonstrate that? I go out and I talk to potential investors, and including some existing shareholders. I’ve probably had meetings with, I don’t know, 25 or 30 in the last month or so, talking about Telstra, talking about the market, talking about the transformation, talking about some of our results that are public and talking about also those issues that they want me to address in person as the CEO of the business. Do I recommend the shares? That is not my duty, that is not my job and I legally can’t do that. But do I talk about the prospects? Yes. Do I talk about the prospects in a full disclosure way? Yes. Which means I talk about the upside of the business and I also talk about the downside of the business, because that’s my duty and I will always do that. I have been doing that because I’m proud of this company that I work for and I’m proud that it is Australia’s biggest, best and most innovative company as we transform this business.
Steve Lewis: Mr Trujillo, Steve Lewis from The Australian. I also want to reflect on that memorable dinner. I was there as well. I want to argue that Mr Burgess’s comments and the comments that have been made by yourself and your management team over the past 12 months has helped, in a sense, talk down the share price of Telstra, which has dropped from $5.00 to $3.65. Sir, after one year how much responsibility should you take as chief executive for the drop in shares, for the fact that 1.6 million mums and dads shareholders have lost vast sums of capital that they have invested in Telstra? Shouldn’t you apologise for that drop in the share price and take responsibility?
Solomon D Trujillo: Well, right now, you know, I think again the fact, as I said before, is the share price and what’s happened to the share price, some of that I do own. But it’s with a promise on the other end of a transformation. Now, what I don’t take responsibility for is the share price drop from $7.40 to $5.00 because that’s all part of a regime and a process that exists here in Australia that needs to be fixed, and will have continued negative impacts to drive share price negatively in terms of value creation further. What we also did as a board was we decided that it was not appropriate any more to borrow to pay the dividend. That caused a share price drop. Was I here before when that dividend policy was created? The answer is no, I wasn’t. But is it the right thing not to borrow to pay the dividend absolutely? Until you generate the cash or until you have line of sight that you’re going to generate enough operating cash flow to pay for dividends. What we have articulated on November 15 is a plan, a real plan that is publicly viewable in terms of five
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years, how we’re going to spend some money in the first two years which depresses share price but is going to improve earnings, is going to create value over the following three, four, fifth year in terms of the process. I stand behind that. So I do take responsibility for the part of the share price that’s dropped because we are spending more and near term earnings do go down. I own that and I’m proud of it because I know I’m going to drive returns from that. The other stuff in terms of the settings, the regulatory process, all of that, that existed before I got here. I don’t own it but what I do own is trying to change it and trying to improve is so that the mums and dads don’t see their $7.40 continue to sink because it’s got to go the other direction. That’s my pledge. That’s what we’re doing and we’re going to be fair dinkum about it. Thank you.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration

Name: Douglas Gration
Title: Company Secretary

Date: 30 June 2006